UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building, 23rd Floor

Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Wednesday, March 2, 2016 at 2:30 PM Israel time, at the offices of the Company, One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel.

On or about February 10, 2016, the Registrant will mail to holders of the Company's ADS's the Notice and Proxy Statement and the proxy Voting Instruction Form , which shall be substantially in the forms attached hereto as Exhibits 99.1 and 99.2.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Notice and Proxy Statement with respect to the Company’s annual general meeting of the shareholders to be held on March 2, 2016, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

99.2	a form of the proxy Voting Instruction Form whereby holders of American depository shares of the Company may vote at the meeting without attending in person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: January 25, 2016	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel and Company Secretary